UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-14946

Cemex, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, 66265 México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX) announced today that, in compliance with the resolutions adopted at its Ordinary General Shareholders’ Meeting held on March 25, 2025 (the “AGM”), it will proceed to pay the fourth installment (USD $32.5 million) of the cash dividend that was approved at the AGM against the delivery of coupon 158 (one hundred and fifty-eight) adhered to the share certificates representing all of the outstanding shares that make up the paid-up capital stock of Cemex.

Registered holders of Series A and Series B shares, Ordinary Participation Certificates (“CPO”) and American Depositary Shares (“ADS”) of Cemex as of the March 11, 2026 record date, will receive $0.013127 Mexican pesos per share (equivalent to USD $0.000750 per share), $0.039381 Mexican pesos per CPO (equivalent to USD $0.002250 per CPO) and USD $0.022500 per ADS in payment of the fourth installment of the cash dividend approved at the AGM, respectively.

With respect to holders of Cemex’s Series A and Series B shares, as well as CPOs, the fourth installment of the cash dividend that was approved at the AGM will be paid on March 12, 2026 in Mexican pesos in an amount determined by applying an exchange rate of $17.5037 Mexican pesos per USD as published by the Bank of Mexico (Banco de México) on March 10, 2026.

With respect to ADS holders, it is expected that they will receive payment of the fourth installment of the dividend on or around March 19, 2026.

The declared dividend comes from the Net Tax Profit Account (Cuenta de Utilidad Fiscal Neta or CUFIN) of Cemex as of December 31, 2013; therefore, no tax withholding will be made for the payment of this dividend.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cemex, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cemex, S.A.B. de C.V.
(Registrant)

Date: March 10, 2026	By:	/s/ Jaime Martínez Merla
Name: Jaime Martínez Merla
Title: Chief Comptroller